SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FOURTH QUARTER OF 2015 RESULTS

Audited by independent auditors, stated in millions of U.S. dollars, prepared in accordance with International
Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Rio de Janeiro – March 21, 2016

•  Consolidated net loss was US$ 8,450 million in 2015 and US$ 9,421 million in the 4Q-2015, due to:

i)       impairment of assets and investments, generated by decreased crude oil prices and by higher discount rate, attributable to an increase in Brazil’s risk premium, resulting from a credit risk downgrade (losing its investment grade status) (US$ 12,849 million); and

ii)      interest expenses and foreign exchange loss (US$ 9,853 million).

•  Operating loss decreased US$ 5,833 million in 2015 (US$ 6,963 million in 2014 and US$ 1,130 million in 2015).

•  Adjusted EBITDA was US$ 22,760 million in 2015, 9% lower than in 2014, due to the appreciation of the U.S. dollar against the Real. Excluding exchange variation effects, adjusted EBITDA increased 25% in Reais, due to higher diesel and gasoline prices, lower production taxes and crude oil and oil products imports.

•  Positive free cash flow of US$ 4,411 million in 2015, compared to negative free cash flow of US$ 8,118 million in 2014.

•  Net debt was US$ 100,379 million as of December 31, 2015, a 5% decrease when compared to December 31, 2014.

•  The average maturity of outstanding debt increased from 6.10 years as of December 31, 2014 to 7.14 years as of December 31, 2015.

•  Capital expenditures and investments of US$ 23,058 million, 38% lower compared to 2014 (US$ 37,004 million).

US$ million
Jan-Dec
2015	2014	2015 x 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

(8,450)	(7,367)	15	Consolidated net loss attributable to the shareholders of Petrobras	(9,421)	(1,062)	787	(9,722)
(1,130)	(6,963)	(84)	Operating income (loss)	(10,512)	1,637	(742)	(12,168)
22,760	24,966	(9)	Adjusted EBITDA	4,440	4,369	2	7,881

Key events in 2015:

•       4% increase in crude oil and natural gas production (in Brazil and abroad);

•       Lower crude oil and oil product import costs;

•       Decreased production taxes;

•       9% decrease in domestic demand for oil products (224 thousand barrels/day); and

•       55% increase in crude oil exports (128 thousand barrels/day).

Key events in the 4Q-2015, when compared to the 3Q-2015:

•       Impairment of assets, mainly of the Exploration & Production segment (US$ 11,880 million);

•       1% decrease in crude oil and natural gas production (in Brazil and abroad);

•       5% decrease in domestic demand for oil products (111 thousand barrels/day);

•       6% increase in crude oil export volumes (22 thousand barrels/day); and

•       Decreased net finance expenses, as a result of foreign exchange losses (US$ 1,943 million).

Impairment of assets and investments in 2015 (US$ million)

Impairment of assets	12,299
E&P - activities in Brazil and Abroad	9,830
Oil and gas producing fields	9,290
Oil and gas production and drilling equipments	507
Others	33
RT&M	1,664
COMPERJ	1,352
Petroquímica Suape	200
Others	112
Gas & Power (*)	683
UFN III - Três Lagoas	501
UFN V – Uberaba	190
Others assets	122
Impairment of investments	550
Impairment of assets and investments	12,849
(*) Includes impairment reversals (US$ 8 million).
For more information, see Impairment of assets on page 19.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
Jan-Dec
2015	2014	2015 x 2014 (%)	Results and investments	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
97,314	143,657	(32)	Sales revenues	22,147	23,179	(4)	33,409
29,829	34,180	(13)	Gross profit	6,987	6,695	4	8,649
(1,130)	(6,963)	84	Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(10,512)	1,637	(742)	(12,168)
(8,441)	(1,635)	(416)	Net finance income (expense)	(1,283)	(3,226)	60	(713)
(8,450)	(7,367)	(15)	Consolidated net loss attributable to the shareholders of Petrobras	(9,421)	(1,062)	(787)	(9,722)
(0.65)	(0.56)	(16)	Basic and diluted losses per share [1]	(0.72)	(0.09)	(700)	(0.75)
22,760	24,966	(9)	Adjusted EBITDA – U.S.$ million [2]	4,440	4,369	2	7,881
31	24	7	Gross margin (%) [3]	32	29	3	26
(1)	(3)	2	Operating margin (%) [3]	(47)	7	(54)	(36)
(9)	(5)	(4)	Net margin (%) [3]	(43)	(5)	(38)	(29)
23,058	37,004	(38)	Total capital expenditures and investments	5,419	5,443	−	9,664
19,131	25,500	(25)	. Exploration & Production	4,510	4,536	(1)	6,772
2,534	7,882	(68)	. Refining, Transportation and Marketing	556	626	(11)	1,766
793	2,571	(69)	. Gas & Power	161	149	8	750
255	487	(48)	. Distribution	74	54	37	159
43	112	(62)	. Biofuel	24	5	380	101
302	452	(33)	. Corporate	94	73	29	116

US$ million
Jan-Dec
2015	2014	2015 x 2014 (%)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014
8,103	(23,533)	134	. Refining, Transportation and Marketing	881	1,305	(32)	(12,584)
(3,374)	22,086	(115)	. Exploration & Production	(9,235)	1,062	(970)	1,339
395	(657)	160	. Gas & Power	(510)	298	(271)	183
(228)	881	(126)	. Distribution	(569)	(86)	(562)	245
(118)	(112)	(5)	. Biofuel	(63)	(18)	(250)	(22)
(6,363)	(6,300)	(1)	. Corporate	(1,568)	(1,287)	(22)	(1,921)
Jan-Dec
2015	2014	2015 x 2014 (%)	Financial and economic indicators	4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

69.46	96.49	(28)	Domestic basic oil products price (U.S.$/bbl)	62.30	64.86	(4)	90.01
52.46	98.99	(47)	Brent crude (U.S.$/bbl)	43.69	50.26	(13)	76.27
			Domestic Sales price
42.16	87.84	(52)	. Crude oil (U.S.$/bbl) [4]	33.50	39.76	(16)	66.49
36.24	47.93	(24)	. Natural gas (U.S.$/bbl)	32.47	35.47	(8)	45.54

3.34	2.35	42	Average commercial selling rate for U.S. dollar (R$/U.S.$)	3.84	3.54	8	2.54
3.90	2.66	47	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	3.90	3.97	(2)	2.66
47.0	13.4	34	Variation of the period-end commercial selling rate for U.S. dollar (%)	(1.7)	28.1	(30)	8.4
13.38	10.86	3	Selic interest rate - average (%)	14.15	13.99	−	11.22
2,227	2,150	4	Total crude oil and NGL production (Mbbl/d)	2,214	2,234	(1)	2,256
560	519	8	Total natural gas production (Mbbl/d)	563	566	(1)	543
2,787	2,669	4	Total crude oil and natural gas production (Mbbl/d)	2,777	2,800	(1)	2,799
3,845	3,967	(3)	Total sales volume (Mbbl/d)	3,872	3,889	−	4,010

1Net income (loss) per share calculated based on the weighted average number of shares.

2Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of earnings in equity-accounted investments; impairment and write-offs of overpayments incorrectly capitalized. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. See Consolidated Adjusted EBITDA by Business Segment and a reconciliation of Adjusted EBITDA to net income on page 18.

3Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes, excluding write-offs of overpayments incorrectly capitalized divided by sales revenues; Net margin equals consolidated net income (loss) attributable to the shareholders of Petrobras divided by sales revenues.

4Average between the prices of exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS - 2015 compared to 2014:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the Brazilian Real depreciates relative to the U.S. dollar, as it did from January to December 2015 (a 42% depreciation), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the depreciation of the Brazilian Real against the U.S. dollar affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 13% (US$ 4,351 million) in 2015 compared to 2014 mainly due to the depreciation of the Brazilian Real against the U.S. dollar.

➢  Sales revenues of US$ 97,314 million in 2015, a 32% decrease (US$ 46,343 million) compared to US$ 143,657 million in 2014, as a result of:

•          Decreased domestic demand for oil products (9%), reflecting lower economic activity in Brazil;

•          Lower crude oil and oil product export prices;

•          Decreased domestic prices of naphtha, jet fuel and fuel oil;

•          Higher diesel and gasoline prices, following prices increases in November 2014 and September 2015; and

•          Higher crude oil export volumes (55%) attributable to an increase in domestic crude oil production (5%) and to a decrease in feedstock processed by our domestic refineries (6%).

➢  Cost of sales of US$ 67,485 million in 2015, a 38% decrease (US$ 41,992 million) compared to US$ 109,477 million in 2014, due to:

•          Lower crude oil and oil product import unit costs, as well as lower production taxes;

•          Decreased domestic demand for oil products that generated lower share of crude oil imports on feedstock processing and a lower share of oil product imports in the sales mix; and

•          Higher depreciation expenses.

Gross profit increased 23% when expressed in Brazilian Reais due to higher decrease of costs compared to sales revenues reduction (due to a 5% decrease on sales revenues compared to a 13% decrease in cost of sales). Foreign currency translation effects (depreciation of the Brazilian Real against the U.S. dollar) reduced gross profit when expressed in U.S. dollars.

Loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes was US$ 1,130 million in 2015, an 84% decrease (US$ 5,833 million) compared to an operating loss of US$ 6,963 million in 2014, resulting from:

•          Higher tax expenses attributable to the Company’s decision to benefit from the Tax Amnesty and Refinancing Program (Programa de Recuperação Fiscal – REFIS) and to State Tax Amnesty Programs (US$ 2,036 million);

•          Higher legal proceedings expenses, mainly related to tax and labour claims (US$ 1,375 million);

•          Higher pension and medical benefits expenses in 2015 attributable to an increase in the Company’s net actuarial liability in 2014, as a result of a decrease in real interest rates, following the Company’s valuation review of its pension and medical benefits (US$ 121 million).

Net finance expense

Net finance expense was US$ 8,441 million in 2015, US$ 6,806 million higher than in 2014 (US$ 1,635 million), resulting from:

•          Higher interest expenses (US$ 2,514 million) attributable to:

i) an increase in the net debt (US$ 124 million);

ii) a decrease in the level of capitalized borrowing costs due to a lower balance of assets under construction, reflecting the relevant projects concluded during 2014, as well as write-offs of assets and impairment losses recognized in December 2014 (US$ 1,827 million); and

iii) interest expenses related to tax expenses arised from the adhesion to REFIS of Imposto sobre Operações Financeiras – IOF and withholding income tax (US$ 768 million).

•          Foreign exchange losses caused by the impact of a 47.0% depreciation of the Brazilian Real against the U.S. dollar in 2015 on the Company’s net debt (compared to a 13.4% depreciation in 2014), partially offset by the application of cash flow hedge accounting; and

•          Foreign exchange losses caused by the impact of a 31.7% depreciation of the Brazilian Real against the Euro on the Company’s net debt (compared to a 0.02% depreciation in 2014).

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal prices defined through methodologies based on market parameters.

As a result of changes in the Company’s internal organization, the international department was extinguished and the composition of the business segments was changed to reflect the allocation of the international activities to E&P, RTM and Gas & Power, according to the nature of those activities.

For comparison purposes, the consolidated results for the year 2014 are presented herein based on the current business model.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Dec
	2015	2014	2015 x 2014 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	(2,480)	14,151	(118)

Net loss was US$ 2,480 million in 2015 compared to a net income of US$ 14,151 million in 2014. The net loss is attributable to lower crude oil sales/transfer prices and to the impairment of production fields in Brazil and abroad, due to the review of price assumptions generated by decreased projections of international crude oil prices, which decreased crude oil and gas reservoirs and cash flow projects, as well as higher discount rate and geological review of Papa-Terra reservoir.

These effects were partially offset by higher crude oil volume transferred due to increased production and by the appreciation of the U.S. dollar against the Real (42%).

	Jan-Dec
Domestic production (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil and NGLs [5]	2,128	2,034	5
Natural gas [6]	469	426	10
Total	2,597	2,460	6

Crude oil and NGL production increased by 5% in 2015 compared to 2014 due to the ramp-ups of P-55 and P-62 (both in the Roncador field), P-58 (Parque das Baleias), and of FPSOs Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá), Cidade de Mangaratiba (Iracema Sul, Lula field) and Cidade de Ilhabela (Sapinhoá), besides the start-ups of FPSO Cidade de Itaguaí (Iracema Norte, Lula field) and P-61 (Papa-Terra). This production increase was partially offset by the natural decline of production in mature fields.

The 10% increase in natural gas production is attributable to the production start-up of the systems above mentioned and to higher productivity of the Mexilhão platform and of FPSO Cidade de Santos (Uruguá-Tambaú), partially offset by the natural decline of production in mature fields.

(*) Not audited by independent auditor.

5 NGL – Natural Gas Liquids.

6 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Dec
Lifting Cost [7] - Brazil (*)	2015	2014	2015 x 2014 (%)

U.S.$/barrel:
Excluding production taxes	11.95	14.57	(18)
Including production taxes	18.53	30.54	(39)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes was 18% lower in 2015 compared to 2014. Excluding foreign exchange variation effects, lifting cost excluding production taxes increased by 3% due to higher well intervention expenses and higher engineering and subsea maintenance costs in Campos Basin, partially offset by increased production.

Lifting Cost - Including production taxes

Lifting cost including production taxes was 39% lower in 2015 compared to 2014, as a result of lower production taxes (royalties and special participation charges) attributable to a lower domestic crude oil prices in U.S. dollar.

(*) Not audited by independent auditor.

7 Crude oil and natural gas lifting cost.

FINANCIAL AND OPERATING HIGHLIGHTS

 REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Dec
	2015	2014	2015 x 2014 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	5,727	(15,761)	136

Net income of US$ 5,727 million in 2015, compared to a US$ 15,761 million net loss in 2014. Earnings in 2015 were attributable to:

•       A decrease in crude oil purchase/transfer costs due to lower crude oil international prices;

•       Lower shares of crude oil imports on feedstock processing and lower share of oil product imports in our sales mix; and

•       Diesel and gasoline price increases in November 2014 and  in September 2015.

The decreased oil product domestic demand as a result of lower economic activity in Brazil, the impairment on COMPERJ and also the appreciation of the U.S. dollar against the Real (42%) partially offset these effects.

	Jan-Dec
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Crude oil imports	277	392	(29)
Oil product imports	256	413	(38)
Imports of crude oil and oil products	533	805	(34)
Crude oil exports [8]	360	232	55
Oil product exports	149	158	(6)
Exports of crude oil and oil products	509	390	31
Exports (imports) net of crude oil and oil products	(24)	(415)	94

Crude oil exports were higher and imports were lower due to increased crude oil production and decreased feedstock processed, mainly of imported crude oil.

Oil product imports decreased due to lower economic activity.

Oil product exports were lower due to a decrease in feedstock processed and to lower fuel oil production.

(*) Not audited by independent auditor.

8 It includes crude oil export volumes made both by our Refining, Transportation and Marketing segment and by our Exploration & Production segment.

FINANCIAL AND OPERATING HIGHLIGHTS

	Jan-Dec
Refining Operations (Mbbl/d) (*)	2015	2014	2015 x 2014 (%)

Output of oil products	2,026	2,170	(7)
Reference feedstock [9]	2,176	2,176	−
Refining plants utilization factor (%) [10]	89	98	(9)
Feedstock processed (excluding NGL) - Brazil [11]	1,936	2,065	(6)
Feedstock processed - Brazil [12]	1,976	2,106	(6)
Domestic crude oil as % of total feedstock processed	86	82	4

Daily feedstock processed was 6% lower, reflecting a scheduled stoppage mainly in the distillation unit of Landulpho Alves Refinery (RLAM) and an unscheduled stoppage in REDUC, partially offset by the production start-up of RNEST in November 2014.

	Jan-Dec
Refining Cost - Brazil (*)	2015	2014	2015 x 2014 (%)

Refining cost (U.S.$/barrel)	2.46	2.90	(15)

Refining cost, in US$/barrel, decreased by 15% in 2015 when compared to 2014. Excluding foreign exchange variation effects, refining cost, in R$/barrel, increased by 20%, mainly reflecting higher employee compensation costs attributable to the 2014/2015 and 2015/2016 Collective Bargaining Agreements, along with a decrease in feedstock processed.

(*) Not audited by independent auditor.

9 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipment and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

10 Refining plants utilization factor is the feedstock processed (excluding NGL) divided by the reference feedstock.

11 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

12 Feedstock processed - Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Dec
	2015	2014	2015 x 2014 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	237	(347)	168

Earnings were a US$ 237 million gain in 2015 compared to a US$ 347 million loss in 2014. Earnings in 2015 was generated by:

i)       Lower  natural gas import acquisition costs (LNG and Bolivian gas);

ii)      An increase in natural gas sales margins, resulting from higher natural gas average prices; and

iii)     Lower impairment of trade receivables from companies in the isolated electricity sector.

These effects were partially offset by:

i)       The appreciation of the U.S. dollar against the Real (42%);

ii)      The decreased electricity sales margins (due to the 70% decrease of electricity prices in the spot market);

iii)     Impairment losses recognized for Nitrogen Fertilizers Plants III and V (Unidades de Fertilizantes Nitrogenados – UFNs III and V); and

iv)     Tax expenses related to deferred VAT tax on natural gas purchase and reversal of VAT tax credit on natural gas transportations.

	Jan-Dec
Physical and Financial Indicators (*)	2015	2014	2015 x 2014 (%)

Electricity sales (Free contracting market - ACL) [13] - average MW	858	1,183	(27)
Electricity sales (Regulated contracting market - ACR) [14] - average MW	3,160	2,425	30
Generation of electricity - average MW	4,646	4,637	−
Imports of LNG (Mbbl/d)	105	144	(27)
Imports of natural gas (Mbbl/d)	200	205	(2)
Electricity price in the spot market - Differences settlement price (PLD) - US$/MWh [15]	86	286	(70)

Electricity sales to the Brazilian free contracting market (Ambiente de Contratação Livre – ACL) were 27% lower, attributable to the shift of a portion of our available capacity (1,049 average MW) to the Brazilian regulated market (Ambiente de Contratação Regulada – ACR).

Electricity generation remained relatively flat in the period.

Electricity prices in the spot market decreased by 70%, as a result of changes in the spot market price regulation set by the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica – ANEEL), which reduced the maximum spot price after December 27, 2014 and also due to decreased planned feedstock thermoelectric generation as a result of relative improved hydrological conditions.

LNG imports decreased by 27% and natural gas imports from Bolivia were 2% lower, reflecting an increase in domestic natural gas supply resulting from a 10% increase in production.

(*) Not audited by independent auditor.

13 ACL – Ambiente de Contratação Livre (Free contracting market).

14 ACR - Ambiente de Contratação Regulada (Regulated contracting market).

15 Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

DISTRIBUTION

	U.S.$ million
	Jan-Dec
	2015	2014	2015 x 2014 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	(142)	565	(125)

Net loss was US$ 142 million in 2015 compared to a net income of US$ 565 million in 2014, mainly due to the appreciation of the U.S. dollar against the Real (42%), to lower domestic sales volumes (7%), increased losses with trade receivables from companies in the isolated electricity sector and impairment of assets.

	Jan-Dec
Market Share - Brazil (*) [16]	2015	2014	2015 x 2014 (%)
	35.1%	37.0%	(2)

Market share decreased mainly due to:

i)       A general increase of the hydrated ethanol market (36.5%), in which Petrobras Distribuidora has a lower market share;

ii)      Lower sales to the thermoelectric industry; and

iii)     Higher gasoline/diesel imports and acquisition of formulated gasoline by other players.

BIOFUEL

	U.S.$ million
	Jan-Dec
	2015	2014	2015 x 2014 (%)

Net Income (Loss) Attributable to the Shareholders of Petrobras	(276)	(127)	(117)

Biofuel losses were higher in 2015, when compared to 2014, mainly due to further impairment charges recognized for ethanol and biodiesel investees and to impairment charges in biodiesel plants, as a result of the worsening in market conditions and of higher discount rate due to higher oil industry risk premium and Brazilian risk.

(*) Not audited by independent auditors. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

16 Beginning in 2015, our market share excludes sales made to wholesalers. Market share for prior periods was revised pursuant to the changes made by the Brazilian National Petroleum, Natural Gas and Biofuels Agency (ANP) and by the Brazilian Wholesalers and Fuel Traders Syndicate (Sindicom). Prior periods are presented based on the new methodology.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Dec
	2015	2014	2015 x 2014 (%)

Diesel	923	1,001	(8)
Gasoline	553	620	(11)
Fuel oil	104	119	(13)
Naphtha	133	163	(18)
LPG [17]	232	235	(1)
Jet fuel [18]	110	110	−
Others	179	210	(15)
Total oil products	2,234	2,458	(9)
Ethanol, nitrogen fertilizers, renewables and other products	123	99	24
Natural gas	432	446	(3)
Total domestic market	2,789	3,003	(7)
Exports	510	393	30
International sales	546	571	(4)
Total international market	1,056	964	10
Total	3,845	3,967	(3)

Our domestic sales volumes decreased by 7%, primarily due to:

•           Diesel (an 8% decrease):

i) a lower consumption by infrastructure construction projects in Brazil;

ii) a higher share of diesel sales from other market players (based on diesel imports); and

iii) an increased percentage of mandatory biodiesel content requirement in diesel (diesel/biodiesel mix).

These effects were partially offset by an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs).

•           Gasoline (an 11% decrease):

i) an increase in the anhydrous ethanol content requirement for Type C gasoline (from 25% to 27%);

ii) a higher share of gasoline sales from other market players;

iii) a higher demand of hydrous ethanol in flex vehicles; and

iv) a decrease in the automotive gasoline-moved fleet.

•           Naphtha (an 18% decrease): due to a lower demand from domestic customers, mainly Braskem;

•           Fuel oil (a 13% decrease): due to lower demand from thermoelectric and industrial sectors in several Brazilian states; and

•           Natural Gas (a 3% decrease): lower demand from electric sector.

  (*) [17] [18]

(*) Not audited by independent auditor.

17 LPG – Liquified petroleum gas.

18 Jet fuel.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES
U.S.$ million
Jan-Dec
2015	2014		4Q-2015	3Q-2015	4Q-2014

25,957	19,746	Adjusted cash and cash equivalents at the beginning of period [19]	26,237	29,536	28,665
(9,302)	(3,878)	Government bonds and time deposits with maturities of more than 3 months at the beginning of period	(1,099)	(3,375)	(8,419)
16,655	15,868	Cash and cash equivalents at the beginning of period	25,138	26,161	20,246
25,913	26,632	Net cash provided by (used in) operating activities	6,577	6,147	5,885
(12,793)	(36,475)	Net cash provided by (used in) investing activities	(3,793)	(3,260)	(6,670)
(21,502)	(34,750)	Capital expenditures and investments in operating segments	(4,677)	(5,067)	(8,717)
727	3,744	Proceeds from disposal of assets (divestment)	512	4	3,160
7,982	(5,469)	Investments in marketable securities	372	1,803	(1,113)
13,120	(9,843)	(=) Net cash flow	2,784	2,887	(785)
(3,694)	15,024	Net financings	(2,953)	(3,288)	(2,421)
17,420	31,050	Proceeds from long-term financing	1,590	3,545	1,502
(21,114)	(16,026)	Repayments	(4,543)	(6,833)	(3,923)
−	(3,918)	Dividends paid to shareholders	−	−	6
100	(98)	Acquisition of non-controlling interest	(19)	(54)	(76)
(1,123)	(378)	Effect of exchange rate changes on cash and cash equivalents	108	(568)	(315)
25,058	16,655	Cash and cash equivalents at the end of period	25,058	25,138	16,655
779	9,302	Government bonds and time deposits with maturities of more than 3 months at the end of period	779	1,099	9,302
25,837	25,957	Adjusted cash and cash equivalents at the end of period [19]	25,837	26,237	25,957

As of December 31, 2015, the balance of cash and cash equivalents increased by 50% when compared to the balance as of December 31, 2014 and the balance of adjusted cash and cash equivalents19 remained relatively flat for the same period. Our principal uses of funds in 2015 were for repayment of long-term financing (and interest payments) and for capital expenditures. We met these requirements with cash provided by operating activities of US$ 25,913 million and with proceeds from long-term financing of US$ 17,420 million.

Net cash provided by operating activities decreased by 3%  in 2015 when compared to 2014, mainly due to a depreciation of the Brazilian Real against the U.S. dollar. Excluding foreign currency translation effects, net cash provided by operating activities increased by 39% when expressed in Brazilian Reais, reflecting higher diesel and gasoline prices, increased crude oil export volumes, lower production taxes and lower crude oil and oil product imports costs, along with a higher share of domestic crude oil on feedstock processing.

Capital expenditures and investments in operating segments were 38% lower in 2015 compared to 2014, mainly due to a 68% decrease in capital expenditures in our Refining, Transportation and Marketing (RTM) segment.

The US$ 7,982 million of divestments in marketable securities relates to proceeds from the maturity of financial investments with maturities longer than three months, most of which were invested in other financial investments, with maturities of less than three months (classified as cash and cash equivalents).

Free cash flow20 was positive in US$ 4,411 million in 2015, compared to a negative free cash flow of US$ 8,118 million in 2014.

The Company raised long-term financing of US$ 17,420 million in 2015, mainly through a US$ 5 billion funding agreement with the Chinese Development Bank (CDB), US$ 2 billion raised through the issuance of Global Notes maturing in 2115, and also through bilateral credit agreements with Brazilian banks. The average maturity of outstanding debt was 7.14 years as of December 31, 2015 and 6.10 years as of December 31, 2014.

Repayments of interest and principal were US$ 21,114 million in 2015, 32% higher than US$ 16,026 million in 2014 and the nominal cash flow (undiscounted), including face value and interest payments, by maturity, is set out as follows:

	US$ million
Maturity	2016	2017	2018	2019	2020	2021 and thereafter	12.31.2015	12.31.2014
Principal	13,000	11,450	16,166	22,672	15,449	48,617	127,354	133,358
Interest	6,621	6,014	5,585	4,624	3,404	32,790	59,038	46,346
Total	19,621	17,464	21,751	27,296	18,853	81,407	186,392	179,704

19 Our adjusted cash and cash equivalents include government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

20 Free cash flow is net cash provided by operating activities less capital expenditures and investments in operating segments.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	U.S.$ million

	12.31.2015	12.31.2014	Δ%

Current debt [21]	14,695	11,884	24
Non-current debt [22]	111,521	120,274	(7)
Total	126,216	132,158	(4)
Cash and cash equivalents	25,058	16,655	50
Government securities and time deposits (maturity of more than 3 months)	779	9,302	(92)
Adjusted cash and cash equivalents	25,837	25,957	−
Net debt [23]	100,379	106,201	(5)
Net debt/(net debt+shareholders' equity)	60%	48%	12
Total net liabilities [24]	204,684	272,730	(25)
Capital structure
(Net third parties capital / total net liabilities)	68%	57%	11
Net debt/LTM Adjusted EBITDA ratio [25]	4.41	4.25	4
Average maturity of outstanding debt (years)	7.14	6.10	1.04

	US$ million

	12.31.2015	12.31.2014	Δ%

Summarized information on financing
Floating rate or fixed rate
Floating rate debt	62,307	65,494	(5)
Fixed rate debt	63,858	66,592	(4)
Total	126,165	132,086	(4)

Currency
Reais	20,555	23,425	(12)
US Dollars	93,567	95,173	(2)
Euro	8,685	9,719	(11)
Other currencies	3,358	3,769	(11)
Total	126,165	132,086	(4)

By maturity
until 1 year	14,683	11,868	24
1 to 2 years	11,397	12,572	(9)
2 to 3 years	16,091	11,948	35
3 to 4 years	22,596	17,789	27
4 to 5 years	15,537	24,189	(36)
5 years on	45,861	53,720	(15)
Total	126,165	132,086	(4)

As of December 31, 2015, net debt in U.S. dollars was 5% lower when compared to December 31, 2014.

21 Includes finance lease obligations (Current debt: US$ 12 million on December 31, 2015 and US$16 million on December 31, 2014).

22 Includes finance lease obligations (Non-current debt: US$ 39 million on December 31, 2015 and US$56 million on December 31, 2014).

23 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

24 Total liabilities net of adjusted cash and cash equivalents.

25 Beginning in the period ended June 30, 2015, the Company calculated its ratios including Adjusted EBITDA by adding the last four quarters (or Last Twelve Months - LTM Adjusted EBITDA), consistently with the market best practices. The Company previously annualized its Adjusted EBITDA by multiplying the year-to-date amount by the remaining period.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS
Income Statement - Consolidated [26]
U.S.$ million
Jan-Dec
2015	2014		4Q-2015	3Q-2015	4Q-2014

97,314	143,657	Sales revenues	22,147	23,179	33,409
(67,485)	(109,477)	Cost of sales	(15,160)	(16,484)	(24,760)
29,829	34,180	Gross profit	6,987	6,695	8,649
(4,627)	(6,827)	Selling expenses	(1,673)	(1,087)	(1,471)
(3,351)	(4,756)	General and administrative expenses	(729)	(776)	(1,326)
(1,911)	(3,058)	Exploration costs	(476)	(630)	(587)
(630)	(1,099)	Research and development expenses	(77)	(157)	(287)
(2,796)	(760)	Other taxes	(383)	(861)	(239)
(12,299)	(16,823)	Impairment of assets	(11,880)	−	(16,695)
−	(2,527)	Write-off - overpayments incorrectly capitalized	−	−	−
(5,345)	(5,293)	Other income and expenses, net	(2,281)	(1,547)	(212)
(30,959)	(41,143)		(17,499)	(5,058)	(20,817)
(1,130)	(6,963)	Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(10,512)	1,637	(12,168)
1,412	1,949	Finance income	430	526	652
(6,437)	(3,923)	Finance expenses	(1,533)	(1,805)	(1,132)
(3,416)	339	Foreign exchange and inflation indexation charges	(180)	(1,947)	(233)
(8,441)	(1,635)	Net finance income (expense)	(1,283)	(3,226)	(713)
(177)	218	Share of earnings in equity-accounted investments	(348)	56	(212)
−	(444)	Profit-sharing	61	65	(106)
(9,748)	(8,824)	Loss before income taxes	(12,082)	(1,468)	(13,199)
1,137	1,321	Income taxes	3,014	49	3,335
(8,611)	(7,503)	Net loss	(9,068)	(1,419)	(9,864)
		Net income (loss) attributable to:
(8,450)	(7,367)	Shareholders of Petrobras	(9,421)	(1,062)	(9,722)
(161)	(136)	Non-controlling interests	353	(357)	(142)
(8,611)	(7,503)		(9,068)	(1,419)	(9,864)

26 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses, net to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	12.31.2015	12.31.2014

Current assets	43,428	50,832
Cash and cash equivalents	25,058	16,655
Marketable securities	780	9,323
Trade and other receivables, net	5,803	7,969
Inventories	7,441	11,466
Recoverable taxes	2,748	3,811
Assets classified as held for sale	152	5
Other current assets	1,446	1,603

Non-current assets	187,093	247,855
Long-term receivables	19,177	18,863
Trade and other receivables, net	3,669	4,832
Marketable securities	88	109
Judicial deposits	2,499	2,682
Deferred taxes	6,016	1,006
Other tax assets	2,821	4,008
Advances to suppliers	1,638	2,409
Other non-current assets	2,446	3,817
Investments	3,527	5,753
Property, plant and equipment	161,297	218,730
Intangible assets	3,092	4,509
Total assets	230,521	298,687

LIABILITIES	U.S.$ million

	12.31.2015	12.31.2014

Current liabilities	28,573	31,118
Trade payables	6,380	9,760
Current debt	14,695	11,884
Taxes payable	3,470	4,311
Employee compensation (payroll, profit-sharing and related charges)	1,302	2,066
Pension and medical benefits	655	796
Liabilities associated with assets classified as held for sale	125	−
Other current liabilities	1,946	2,301
Non-current liabilities	135,893	150,591
Non-current debt	111,521	120,274
Deferred taxes	232	3,031
Pension and medical benefits	12,195	16,491
Provision for decommissioning costs	9,150	8,267
Provisions for legal proceedings	2,247	1,540
Other non-current liabilities	548	988
Shareholders' equity	66,055	116,978
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(41,865)	9,171
Non-controlling interests	819	706
Total liabilities and shareholders' equity	230,521	298,687

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

Jan-Dec
2015	2014		4Q-2015	3Q-2015	4Q-2014

(8,611)	(7,503)	Net loss	(9,068)	(1,419)	(9,864)
34,524	34,135	(+) Adjustments for:	15,645	7,566	15,749
11,591	13,023	Depreciation, depletion and amortization	3,011	2,667	3,460
9,172	3,571	Foreign exchange and inflation indexation and finance charges	2,072	3,087	1,161
177	(218)	Share of earnings in equity-accounted investments	348	(56)	212
−	2,527	Write-off - overpayments incorrectly capitalized	−	−	−
941	2,378	Allowance for impairment of trade receivables	800	153	547
758	481	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	484	345	(1,188)
(2,043)	(3,045)	Deferred income taxes, net	(3,054)	(278)	(4,011)
1,441	2,178	Exploration expenditures written-off	391	495	309
12,299	16,823	Impairment of property, plant and equipment	11,879	−	16,695
431	1,015	Inventory write-down to net realizable value	173	238	530
1,960	2,022	Pension and medical benefits (actuarial expense)	347	477	639
(789)	(506)	Judicial deposits	(221)	75	(143)
291	570	Inventories	670	510	467
(396)	(2,507)	Trade and other receivables, net	(460)	174	(520)
(1,226)	(1,211)	Trade payables	(387)	15	(720)
(709)	(834)	Pension and medical benefits	(199)	(135)	(256)
1,061	(1,245)	Taxes payable	(317)	(580)	(1,133)
(435)	(887)	Other assets and liabilities	108	379	(300)
25,913	26,632	(=) Net cash provided by (used in) operating activities	6,577	6,147	5,885
(12,793)	(36,475)	(-) Net cash provided by (used in) investing activities	(3,793)	(3,260)	(6,670)
(21,502)	(34,750)	Capital expenditures and investments in operating segments	(4,677)	(5,067)	(8,717)
727	3,744	Proceeds from disposal of assets (divestment)	512	4	3,160
7,982	(5,469)	Divestments (investments) in marketable securities	372	1,803	(1,113)
13,120	(9,843)	(=) Net cash flow	2,784	2,887	(785)
(3,594)	11,008	(-) Net cash provided by (used in) financing activities	(2,972)	(3,342)	(2,491)
17,420	31,050	Proceeds from long-term financing	1,590	3,545	1,502
(14,809)	(10,031)	Repayment of principal	(3,127)	(5,152)	(2,488)
(6,305)	(5,995)	Repayment of interest	(1,416)	(1,681)	(1,435)
−	(3,918)	Dividends paid to shareholders	−	−	6
100	(98)	Acquisition of non-controlling interest	(19)	(54)	(76)
(1,123)	(378)	Effect of exchange rate changes on cash and cash equivalents	108	(568)	(315)
8,403	787	(=) Net increase (decrease) in cash and cash equivalents in the period	(80)	(1,023)	(3,591)
16,655	15,868	Cash and cash equivalents at the beginning of period	25,138	26,161	20,246
25,058	16,655	Cash and cash equivalents at the end of period	25,058	25,138	16,655

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION

Consolidated Income Statement by Segment – 2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	35,680	74,321	13,145	229	33,406	−	(59,467)	97,314
Intersegments	31,920	1,221	1,981	−	−	−	(35,122)	−
Third parties	3,760	73,100	11,164	229	33,406	−	(24,345)	97,314
Cost of sales	(25,171)	(60,384)	(10,539)	(252)	(30,849)	−	59,710	(67,485)
Gross profit	10,509	13,937	2,606	(23)	2,557	−	243	29,829
Expenses	(13,883)	(5,834)	(2,211)	(95)	(2,785)	(6,363)	212	(30,959)
Selling, general and administrative expenses	(643)	(2,437)	(747)	(31)	(2,401)	(1,933)	214	(7,978)
Exploration costs	(1,911)	−	−	−	−	−	−	(1,911)
Research and development expenses	(172)	(117)	(53)	(9)	(1)	(278)	−	(630)
Other taxes	(160)	(709)	(412)	(2)	(69)	(1,444)	−	(2,796)
Impairment of assets	(9,830)	(1,664)	(683)	(46)	(76)	−	−	(12,299)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−
Other income and expenses, net	(1,167)	(907)	(316)	(7)	(238)	(2,708)	(2)	(5,345)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(3,374)	8,103	395	(118)	(228)	(6,363)	455	(1,130)
Net finance income (expense)	−	−	−	−	−	(8,441)	−	(8,441)
Share of earnings in equity-accounted investments	(309)	356	123	(199)	9	(157)	−	(177)
Profit-sharing	−	−	−	−	−	−	−	−
Income (loss) before income taxes	(3,683)	8,459	518	(317)	(219)	(14,961)	455	(9,748)
Income taxes	1,200	(2,746)	(132)	41	78	2,851	(155)	1,137
Net income (loss)	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)
Net income (loss) attributable to:
Shareholders of Petrobras	(2,480)	5,727	237	(276)	(142)	(11,816)	300	(8,450)
Non-controlling interests	(3)	(14)	149	−	1	(294)	−	(161)
	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)

 Consolidated Income Statement by Segment – 2014 27

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Sales revenues	68,611	114,431	18,373	266	46,893	−	(104,917)	143,657
Intersegments	66,336	35,484	1,730	238	1,129	−	(104,917)	−
Third parties	2,275	78,947	16,643	28	45,764	−	−	143,657
Cost of sales	(37,220)	(118,350)	(15,698)	(311)	(43,262)	−	105,364	(109,477)
Gross profit	31,391	(3,919)	2,675	(45)	3,631	−	447	34,180
Expenses	(9,305)	(19,614)	(3,332)	(67)	(2,750)	(6,300)	225	(41,143)
Selling, general and administrative expenses	(624)	(2,866)	(2,571)	(50)	(2,555)	(3,146)	229	(11,583)
Exploration costs	(3,058)	−	−	−	−	−	−	(3,058)
Research and development expenses	(549)	(192)	(85)	(15)	(1)	(257)	−	(1,099)
Other taxes	(74)	(118)	(136)	−	(33)	(399)	−	(760)
Impairment of assets	(3,800)	(12,912)	(111)	−	−	−	−	(16,823)
Write-off - overpayments incorrectly capitalized	(806)	(1,403)	(266)	−	(11)	(41)	−	(2,527)
Other income and expenses, net	(394)	(2,123)	(163)	(2)	(150)	(2,457)	(4)	(5,293)
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	22,086	(23,533)	(657)	(112)	881	(6,300)	672	(6,963)
Net finance income (expense)	−	−	−	−	−	(1,635)	−	(1,635)
Share of earnings in equity-accounted investments	(80)	132	211	(53)	5	3	−	218
Profit-sharing	(156)	(126)	(20)	(1)	(26)	(115)	−	(444)
Income (loss) before income taxes	21,850	(23,527)	(466)	(166)	860	(8,047)	672	(8,824)
Income taxes	(7,674)	7,758	139	39	(295)	1,582	(228)	1,321
Net income (loss)	14,176	(15,769)	(327)	(127)	565	(6,465)	444	(7,503)
Net income (loss) attributable to:
Shareholders of Petrobras	14,151	(15,761)	(347)	(127)	565	(6,292)	444	(7,367)
Non-controlling interests	25	(8)	20	−	−	(173)	−	(136)
	14,176	(15,769)	(327)	(127)	565	(6,465)	444	(7,503)

27 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses, Net to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income (Expenses) by Segment – 2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

(Losses)/gains on legal, administrative and arbitral proceedings	(55)	(396)	(5)	−	(211)	(902)	−	(1,569)
Unscheduled stoppages and pre-operating expenses	(906)	(228)	(98)	−	−	(7)	−	(1,239)
Pension and medical benefits	−	−	−	−	−	(1,151)	−	(1,151)
Gains / (losses) on disposal/write-offs of assets	(233)	(40)	(181)	(2)	4	(26)	−	(478)
Institutional relations and cultural projects	(19)	(16)	(1)	−	(60)	(332)	−	(428)
Losses on fines	(14)	(115)	(2)	−	−	(243)	−	(374)
E&P areas returned and cancelled projects	(280)	−	−	−	−	−	−	(280)
Gains / (losses) on decommissioning of returned/abandoned areas	(144)	−	−	−	−	−	−	(144)
Voluntary Separation Incentive Plan - PIDV	(28)	(18)	(36)	(5)	(24)	(4)	−	(115)
Health, safety and environment	(20)	(20)	(7)	−	−	(48)	−	(95)
Expenditure on the provision of evictions	−	(12)	(27)	−	−	−	−	(39)
Government grants	6	7	2	(1)	−	3	−	17
Amounts recovered - "overpayments incorrectly capitalized"	−	−	−	−	−	72	−	72
(Expenditures)/reimbursements from operations in E&P partnerships	530	−	−	−	−	−	−	530
Others	(4)	(69)	39	1	53	(70)	(2)	(52)
	(1,167)	(907)	(316)	(7)	(238)	(2,708)	(2)	(5,345)

 Other Income (Expenses) by Segment – 2014 28

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

(Losses)/gains on legal, administrative and arbitral proceedings	115	(95)	(1)	−	(52)	(161)	−	(194)
Unscheduled stoppages and pre-operating expenses	(835)	(114)	(123)	−	−	(17)	−	(1,089)
Pension and medical benefits	−	−	−	−	−	(1,030)	−	(1,030)
Gains / (losses) on disposal/write-offs of assets	1,228	(1,493)	31	−	19	2	−	(213)
Institutional relations and cultural projects	(50)	(33)	(4)	−	(84)	(572)	−	(743)
Losses on fines	(3)	(1)	(16)	−	−	(162)	−	(182)
E&P areas returned and cancelled projects	(268)	−	−	−	−	−	−	(268)
Gains / (losses) on decommissioning of returned/abandoned areas	(443)	−	−	−	−	−	−	(443)
Voluntary Separation Incentive Plan - PIDV	(416)	(211)	(64)	(5)	(67)	(272)	−	(1,035)
Health, safety and environment	(29)	(28)	(10)	−	−	(76)	−	(143)
Government grants	9	33	8	−	−	11	−	61
(Expenditures)/reimbursements from operations in E&P partnerships	360	−	−	−	−	−	−	360
Expenses related to collective bargaining agreement	(175)	(96)	(17)	−	(25)	(127)	−	(440)
Others	113	(85)	33	3	59	(53)	(4)	66
	(394)	(2,123)	(163)	(2)	(150)	(2,457)	(4)	(5,293)

Consolidated Assets by Segment – 12.31.2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	123,796	45,492	19,469	482	5,271	39,455	(3,444)	230,521

Current assets	3,639	9,027	2,663	45	2,299	28,866	(3,111)	43,428
Non-current assets	120,157	36,465	16,806	437	2,972	10,589	(333)	187,093
Long-term receivables	6,467	2,384	1,358	3	859	8,398	(292)	19,177
Investments	1,807	879	456	343	34	8	−	3,527
Property, plant and equipment	109,724	33,032	14,674	91	1,868	1,949	(41)	161,297
Operating assets	79,585	28,803	12,193	81	1,581	1,485	(41)	123,687
Assets under construction	30,139	4,229	2,481	10	287	464	−	37,610
Intangible assets	2,159	170	318	−	211	234	−	3,092

 Consolidated Assets by Segment – 12.31.2014

[28]

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets	161,137	71,477	28,839	1,109	8,160	33,611	(5,646)	298,687

Current assets	6,725	15,491	4,184	65	3,886	24,205	(3,724)	50,832
Non-current assets	154,412	55,986	24,655	1,044	4,274	9,406	(1,922)	247,855
Long-term receivables	8,325	3,617	1,423	3	1,261	6,093	(1,859)	18,863
Investments	2,270	1,836	624	836	42	145	−	5,753
Property, plant and equipment	140,582	50,273	22,237	205	2,685	2,811	(63)	218,730
Operating assets	102,136	41,379	17,973	189	2,056	2,117	(63)	165,787
Assets under construction	38,446	8,894	4,264	16	629	694	−	52,943
Intangible assets	3,235	260	371	−	286	357	−	4,509

28 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other  Income and Expenses, Net to Cost of Sales.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 2015

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	(2,483)	5,713	386	(276)	(141)	(12,110)	300	(8,611)
Net finance income (expense)	−	−	−	−	−	8,441	−	8,441
Income taxes	(1,200)	2,746	132	(41)	(78)	(2,851)	155	(1,137)
Depreciation, depletion and amortization	7,950	2,285	896	9	180	271	−	11,591
EBITDA	4,267	10,744	1,414	(308)	(39)	(6,249)	455	10,284
Share of earnings in equity-accounted investments	309	(356)	(123)	199	(9)	157	−	177
Impairment losses / (reversals)	9,830	1,664	683	46	76	−	−	12,299
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−
Adjusted EBITDA	14,406	12,052	1,974	(63)	28	(6,092)	455	22,760

 Consolidated Adjusted EBITDA Statement by Segment – 2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	CORP.	ELIMIN.	TOTAL

Net income (loss)	14,176	(15,769)	(327)	(127)	565	(6,465)	444	(7,503)
Net finance income (expense)	−	−	−	−	−	1,635	−	1,635
Income taxes	7,674	(7,758)	(139)	(39)	295	(1,582)	228	(1,321)
Depreciation, depletion and amortization	8,554	2,982	868	13	208	398	−	13,023
EBITDA	30,404	(20,545)	402	(153)	1,068	(6,014)	672	5,834
Share of earnings in equity-accounted investments	80	(132)	(211)	53	(5)	(3)	−	(218)
Impairment losses / (reversals)	3,800	12,912	111	−	−	−	−	16,823
Write-off - overpayments incorrectly capitalized	806	1,403	266	−	11	41	−	2,527
Adjusted EBITDA	35,090	(6,362)	568	(100)	1,074	(5,976)	672	24,966

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
Jan-Dec
2015	2014	2015 x 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

(8,611)	(7,503)	15	Net loss	(9,068)	(1,419)	539	(9,864)
8,441	1,635	416	Net finance income (expense)	1,283	3,226	(60)	713
(1,137)	(1,321)	(14)	Income taxes	(3,014)	(49)	6,051	(3,335)
11,591	13,023	(11)	Depreciation, depletion and amortization	3,011	2,667	13	3,460
10,284	5,834	76	EBITDA	(7,788)	4,425	(276)	(9,026)
177	(218)	(181)	Share of earnings in equity-accounted investments	348	(56)	(721)	212
12,299	16,823	(27)	Impairment losses / (reversals)	11,880	−	−	16,695
−	2,527	(100)	Write-off - overpayments incorrectly capitalized	−	−		−
22,760	24,966	(9)	Adjusted EBITDA	4,440	4,369	2	7,881
23	17	6	Adjusted EBITDA margin (%) [29]	20	19	1	24

Adjusted EBITDA is not a measure defined in the International Financial Reporting Standards – IFRS. Our calculation may not be comparable to the calculation of Adjusted EBITDA by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than cash flow provided by operations, both of which are calculated in accordance with IFRS. The Company reports its Adjusted EBITDA to give additional information about its ability to pay debt, carry out investments and cover working capital needs.

In 2014, the Company decided not to include write-offs of overpayments incorrectly capitalized in the calculation of the Adjusted EBITDA, because the Company’s future cash generation and its current balance of cash and cash equivalents are not impacted by those adjustments. The Company believes excluding those write-offs provides a more appropriate information about its potential cash generation.

29 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

Impairment of assets

	US$ million

Assets or CGUs, by nature	2015	2014	Variation	Segment

Producing properties: assets related to E&P activities in Brazil (several CGUs)	8,653	1,562	7,091	E&P - Brazil
Comperj	1,352	8,220	(6,868)	RTM - Brazil
Oil and gas producing properties abroad	637	1,668	(1,031)	E&P - Abroad
Oil and gas production and drilling equipment	507	536	(29)	E&P - Brazil
UFN III	501		501	Gas & Power - Brazil
Suape Petrochemical Complex	200	1,121	(921)	RTM - Brazil
UFN V	190		190	Gas & Power - Brazil
Biofuel plants	46		46	Biofuel - Brazil
2nd refining unit of RNEST	−	3,442	(3,442)	RTM - Brazil
Nansei Sekiyu K.K. refinery		129	(129)	RTM - Abroad
Others	213	145	68	Several segments
Total	12,299	16,823	(4,524)

For more information about impairment charges, see Note 14 to the Company´s audited consolidated financial statements.

Impact of our Cash Flow Hedge policy

US$ million
Jan-Dec
2015	2014	2015 x 2014 (%)		4Q-2015	3Q-2015	4Q15 X 3Q15 (%)	4Q-2014

(22,491)	(5,402)	(316)	Total inflation indexation and foreign exchange variation	1,572	(15,410)	110	(3,995)
21,132	6,443	228	Deferred Foreign Exchange Variation recognized in Shareholders' Equity	(999)	13,988	(107)	4,006
(2,057)	(702)	(193)	Reclassification from Shareholders’ Equity to the Statement of Income	(753)	(525)	(43)	(244)
(3,416)	339	(1,108)	Net Inflation indexation and foreign exchange variation	(180)	(1,947)	91	(233)

The increased reclassification of foreign exchange variation expenses from the Shareholders’ Equity to the income statement in the 4Q-2015 (US$ 753 million) compared to the 3Q-2015 (US$ 525 million) was due to the occurrence of hedged transactions (exports hedged by debt denominated in U.S. dollars), with higher spread of foreign exchange rate (R$/US$) between the date the cash flow hedge relationship was designated and the date the export transactions were made.

The expected yearly realization of the foreign exchange variation balance in shareholders’ equity, on December 31, 2015, is set out below:

	US$ million
	2016	2017	2018	2019	2020	2021	2022	2023	2024 to 2026	Total
Expected realization	(3,727)	(4,301)	(4,453)	(3,942)	(3,312)	(3,198)	(3,276)	(2,308)	(2,222)	(30,739)

Special Items

US$ million
Jan-Dec
2015	2014		Items of Income Statement	4Q-2015	3Q-2015	4Q-2014

(12,849)	(16,823)	Impairment of assets and investments	Several	(12,376)	−	(16,695)
(2,334)	−	Tax Recoverable Program - REFIS	Several	(30)	(882)	−
(1,016)	1,179	(Losses)/Gains on legal proceedings	Several	(491)	(525)	−
(564)	(1,696)	Impairment of trade receivables from companies in the isolated electricity system	Selling expenses	(653)	(139)	(297)
(387)	−	State Tax Amnesty Program / PRORELIT	Several	(111)	(98)	−
(115)	(1,035)	Voluntary Separation Incentive Plan – PIDV	Other income and expenses	(80)	(8)	5
−	(2,527)	Write-off - overpayments incorrectly capitalized	Specific account	−	−	−
−	(1,236)	Write-off of the capitalized costs of Premium I and Premium II refineries	Other income and expenses	−	−	(46)
72	−	Amounts recovered - "overpayments incorrectly capitalized"	Other income and expenses	−	21	−
162	1,716	Gains/(Losses) on Disposal of Assets	Other income and expenses	−	−	1,348
(17,031)	(20,422)	Total		(13,741)	(1,631)	(15,685)

Impact of the impairment of assets and investments on the Company´s Income Statement:

(12,299)	(16,823)	Impairment		(11,880)	−	(16,695)
(550)	−	Share of earnings in equity-accounted investments		(496)	−	−
(12,849)	(16,823)	Impairment of assets and investments		(12,376)	−	(16,695)

Impact of the Company’s decision to adhere to the Tax Recoverable Program - REFIS on its Income Statement:

(1,566)	−	Tax expenses		(16)	(551)	−
(768)	−	Interest expenses		(14)	(331)	−
(2,334)	−	Tax Recoverable Program - REFIS		(30)	(882)	−

Impact of (losses)/gains on legal proceedings on the Company’s Income Statement:

(1,016)	583	Other income and expenses		(491)	(525)	−
−	596	Inflation indexation and foreign exchange variation		−	−	−
(1,016)	1,179	(Losses)/Gains on legal proceedings		(491)	(525)	−

Impact of the effects of State Tax Amnesty Program and of Program of Reduction of Tax Litigation (PRORELIT) on the Company’s Income Statement:

(324)	−	Tax expense		(80)	(92)	−
(63)	−	Interest expense		(31)	(6)	−
(387)	−	State Tax Amnesty Program and Program of Reduction of Tax Litigation (PRORELIT)		(111)	(98)	−

These special items are related to the Company’s businesses and based on Management’s judgement have been highlighted and are presented as additional information to provide a better understanding of the Company’s performance. These items are presented when relevant and do not necessarily occur in all periods.

Information by Business Activities Abroad

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - 2015
Sales revenues	1,863	4,613	550	4,139
Intersegments	972	1,980	33	2
Third parties	891	2,633	517	4,137
Gross Profit	572	198	98	368
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(632)	(57)	71	79
Net income (loss) attributable to the shareholders of Petrobras	(854)	(48)	104	69
Adjusted EBITDA	549	3	90	113
	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Income Statement - 2014
Sales revenues	3,001	7,406	489	5,166
Intersegments	1,235	1,528	33	1
Third parties	1,766	5,878	456	5,165
Gross Profit	842	(257)	94	400
Income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	114	(557)	72	97
Net income (loss) attributable to the shareholders of Petrobras	(457)	(479)	90	82
Adjusted EBITDA	732	(34)	131	159
	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.

Total assets on December 31, 2015	8,114	1,398	404	783

Total assets on December 31, 2014	9,623	1,861	472	940
	Jan-Dec
Exploration & Production Activities (*)	2015	2014	2015 x 2014 (%)

Consolidated production abroad
Crude oil and NGLs	69	85	(19)
Natural gas	91	93	(2)
Total	160	178	(10)
Non-consolidated production abroad	30	31	(3)
Total production abroad	190	209	(9)

Lifting Cost - abroad (U.S.$/barrel)	8.03	8.98	(11)

Sale price abroad
Crude oil (U.S. dollars/bbl)	55.99	82.93	(32)
Natural gas (U.S. dollars/bbl)	22.62	21.18	7
	Jan-Dec
Refining, Transportation and Marketing Activities (*)	2015	2014	2015 x 2014 (%)

Total feedstock processed	138	163	(15)
Output of oil products	149	175	(15)
Reference feedstock	230	230	−
Refining plants utilization factor (%)	58	69	(11)

Refining Cost - abroad (U.S.$/barrel)	4.03	4.14	(3)

(*) Not audited by independent auditor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.